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                           February 28, 2022

       Mark Fandrich
       Chief Financial Officer
       Communications Systems, Inc.
       10900 Red Circle Drive
       Minnetonka, MN 55343

                                                        Re: Communications
Systems, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 22,
2022
                                                            File No. 333-262893

       Dear Mr. Fandrich:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennifer
Angelini at 202-551-3047 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              April Hamlin